News Release

06018731

RECEIVED

2006 NOV 27 P 1:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ZURICH

SUPPL

Zurich sets up new business unit to target profitable growth in Central and Eastern Europe

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Media and Public Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, November 24, 2006 – Zurich Financial Services Group (Zurich) announces the establishment of a new business unit, named Central and Eastern Europe (CEE), effective January 1, 2007. With this step Zurich aims to better capitalize on the growth opportunities in these markets. The unit, headquartered in Vienna, will be a part of the division Europe General Insurance (EGI) and at first will comprise Zurich's existing business units in Austria and Russia. Lutz Bauer (50), currently Chief Claims Officer for EGI, has been appointed to the position of CEO of the new entity.

"This new business unit is another example of our integrated strategy to leverage existing Group strengths and resources to penetrate fast growing insurance markets", said Dieter Wemmer, CEO of EGI. "In his new role, Lutz will accelerate the growth plans already in place in Austria and Russia and use our existing foundation of operational excellence in seeking new profitable growth opportunities throughout Central and Eastern Europe, focusing primarily on retail business."

Whereas Zurich Austria is already part of EGI, the Russian business unit will be transferred from the International Businesses Division (IBD) to EGI as of January 1, 2007. Lutz Bauer will take over an additional role as CEO of the Austrian business, succeeding Rudolf Kraft (62) who, after 38 years of dedicated service to Zurich, will retire from his position on December 31, 2006. Dimitry Ignatiev, CEO of Zurich Russia, will report to Lutz Bauer.

ZURICH

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 55,000 people serving customers in more than 120 countries.